VIA EDGAR

April 30, 2013

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3357

Re: W270, Inc. (“Company”)

Preliminary Information Statement on Schedule 14C

Filed April 11, 2013

File No. 333-176388

Dear Ms. Mills-Apenteng:

This letter is in response to the Securities and Exchange Commission’s comment letter dated April 30, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Preliminary Information Statement on Schedule 14C.

We noted your comment.

The Company is not proceeding with the name change and reverse stock set forth in the Preliminary Information Statement on Schedule 14C filed on April 11, 2013. The Company hereby cancels the preliminary information statement.

The Company hopes that the foregoing addresses all of the Staff's comments contained in its letter of April 30, 2013.

Should you have any questions or further comments please contact the undersigned at 949-903-0468.

Sincerely,

W270, Inc.

By: /s/ ERIC STOPPENHAGEN

Eric Stoppenhagen

President

ACKNOWLEDGEMENT

W270, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  April 30, 2013                                                             W270, Inc.

By: /s/ ERIC STOPPENHAGEN

Eric Stoppenhagen, President